

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Yong Suk Cho
Chief Executive Officer
Lufax Holding Ltd
Building No. 6
Lane 2777, Jinxiu East Road
Pudong New District, Shangha
People's Republic of China

> **Re: Lufax Holding Ltd**
> **Form 20-F for Fiscal Year December 31, 2022**
> **File No. 001-39654**

Dear Yong Suk Cho:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li